UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AVOLON HOLDINGS LIMITED

(Ticker: AVOL / Cusip: G52237107)

(Name of Subject Company (Issuer))

GLOBAL AVIATION LEASING CO., LTD.,

an indirect wholly-owned subsidiary of

BOHAI LEASING CO., LTD.

(Names of Filing Persons (Offerors))

Common Shares, Par Value $0.000004 Per Share

(Title of Class of Securities)

Global Aviation Leasing Co., Ltd.

c/o Corporate Secretary,

HNA Plaza, 20/F, 26 Xiaoyun Road

Chaoyang District, Beijing

The People’s Republic of China 100125

Telephone: +1-86-10-5758-3682

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Pran Jha

Ted Kamman

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$428,628,772.00	$49,806.66

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 16,485,722 common shares of Avolon Holdings Limited, par value $0.000004 per common share, which represents 20.0% of 82,428,607 shares outstanding as of July 1, 2015 (based on information provided by Avolon Holdings Limited) at a purchase price of $26.00 in cash per share.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $49,806.66	Filing Party: Global Aviation Leasing Co., Ltd. and Bohai Leasing Co., Ltd.
Form or Registration No.: SCH TO-T	Date Filed: July 31, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (together with the exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”) filed by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”). The Schedule TO relates to the offer by Offeror to purchase a number of common shares, par value $0.000004 per share (“Shares”), of Avolon Holdings Limited, a Cayman Islands exempted company (the “Company”), equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer (as defined below), rounded up to the nearest whole Share, for $26.00 per Share, in cash, without interest thereon, less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal to tender Shares (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Offer to Purchase.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Items 1 through 9, and Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On August 10, 2015, the Company and Parent entered into an Exclusivity Agreement (the “Exclusivity Agreement”) pursuant to which the Company granted to Parent a right to exclusively negotiate with the Company until September 7, 2015 (the “Exclusivity Period”) with respect to the possible acquisition of 100% of the issued and outstanding Shares at a price of $32.00 per Share (the “Transaction”). During the Exclusivity Period, the Company and Parent will endeavor to negotiate definitive agreements on terms previously discussed and accepted by the parties. Parent’s offer to enter into an agreement in respect of a Transaction is subject to completion of satisfactory and customary due diligence.

In connection with the Exclusivity Agreement, Parent will make, no later than August 12, 2015, a deposit of $50.0 million into the escrow account established under the Deposit Escrow Agreement dated as of July 22, 2015 among the Company, Offeror and Citibank, N.A., as escrow agent (the “Deposit Escrow Agreement”), which amount will be in addition to the $25.0 million currently held in such escrow account, for an aggregate deposit of $75.0 million.

The Company will be entitled to receive the $75.0 million deposit (i) if the Company terminates the Exclusivity Agreement due to a material breach thereof by Parent, (ii) if, at or prior to the end of the Exclusivity Period, the Company confirms in writing that it and the Sponsors are each willing and able to enter into definitive agreements in respect of the Transaction on terms previously accepted by the parties and Parent is unwilling to do so, (iii) if, prior to the termination of the Exclusivity Period, Parent fails to deliver an equity commitment in form and substance reasonably satisfactory to the Company with respect to Parent’s equity financing in an aggregate amount, when taken together with any third party debt financing and any debt or equity financing from HNA Group Co., Ltd., sufficient to fund the purchase price for the transaction and all related costs and expenses, or (iv) if Parent fails to deliver prior to expiration of the Exclusivity Period a fully executed full and unconditional guarantee from HNA Group Co., Ltd. of Parent’s obligations under the merger agreement in respect of the Transaction in form and substance reasonably satisfactory to the Company. In all other circumstances following the termination of the Exclusivity Agreement, $50.0 million of the aggregate $75.0 million deposit will be returned to Parent and the $25 million balance shall continue to be held pursuant to the terms of the Deposit Escrow Agreement and the Investment Agreement.

Also pursuant to the Exclusivity Agreement, the parties agreed to extend the Expiration Time of the Offer to midnight at the end of the day on September 18, 2015. If so requested by the Company at any time prior to September 18, 2015, Offeror shall further extend the Expiration Time of the Offer to midnight at the end of the day that is not less than five (5) and no more than thirty (30) Business Days after September 18, 2015.

In addition, the Exclusivity Agreement provides that the parties will amend the Investment Agreement to increase the Company Termination Fee to an amount equal to sixteen million dollars ($16,000,000.00) in cash, payable on the terms set forth in the Investment Agreement.

If the Company and Parent enter into a binding agreement to consummate the Transaction prior to the consummation of the Offer, the Investment Agreement and the Offer will be terminated.

The Company and Parent will amend the Investment Agreement and amend and restate the Deposit Escrow Agreement to reflect the terms of the Exclusivity Agreement. Offeror intends to further amendment the Schedule TO in connection therewith to reflect such amendments. The initial Expiration Time of the Offer is midnight, New York City time, at the end of the day on August 27, 2015, unless the offer is extended or earlier terminated. The Expiration Time will be extended to midnight at the end of the day on September 18, 2015 when the Investment Agreement is amended as contemplated above.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit	Description
(a)(1)(G)	Press Release dated August 10, 2015.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLOBAL AVIATION LEASING CO., LTD.

By:	/s/ Jin Chuan
Name: Jin Chuan
Title: Director

BOHAI LEASING CO., LTD.

By:	/s/ Jin Chuan
Name: Jin Chuan
Title: Vice Chairman

Date: August 10, 2015

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated July 31, 2015.

(a)(1)(B)	Form Letter of Transmittal to Tender Common Shares.

(a)(1)(C)	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement dated July 31, 2015, published in Investor’s Business Daily.

(a)(1)(F)	Joint Press Release dated July 14, 2015.

(a)(1)(G)*	Press Release dated August 10, 2015.

(d)(A)	Investment and Tender Offer Agreement, dated as of July 14, 2015, by and among Avolon Holdings Limited, Bohai Leasing Co., Ltd. and Global Aviation Leasing Co., Ltd.

(d)(B)	Agreement to Tender, dated as of July 14, 2015, by and among Global Aviation Leasing Co., Ltd. and certain shareholders of Avolon Holdings Limited party thereto.

(d)(C)	Form of Amended and Restated Shareholders’ Agreement of Avolon Holdings Limited

*	Filed herewith